Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 21
DATED DECEMBER 30, 2013
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 21 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 11 dated April 16, 2013 (which superseded and replaced all prior supplements), Supplement No. 12 dated April 29, 2013, Supplement No. 13 dated May 14, 2013, Supplement No. 14 dated May 22, 2013, Supplement No. 15 dated July 16, 2013, Supplement No. 16 dated August 16, 2013, Supplement No. 17 dated October 4, 2013, Supplement No. 18 dated October 9, 2013, Supplement No. 19 dated November 22, 2013 and Supplement No. 20 dated December 20, 2013. Unless otherwise defined in this Supplement No. 21, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Recent Acquisitions

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets – Recent Acquisitions,” which begins on page 56 of Supplement No.11.

On December 23, 2013, we purchased the following property. For purposes of this table, dollar amounts are stated in thousands, except for per square foot amounts:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain- ing Lease Term in Years	Econo- mic Occu- pancy (3)	Phy- sical Occu- pancy

Wedgewood Commons	12/23/13	159,258	$30,500	7.02%	$2,226	$14.25	7.9	98%	98%
-- Olive Branch, MS

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition). NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2) Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.
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(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased. Additionally, it includes the 3,019 square feet of existing unoccupied space subject to earnout agreements as of the date of acquisition.

Wedgewood Commons Shopping Center. On December 23, 2013, we, through IREIT Olive Branch Wedgewood, L.L.C. (the “Olive Branch Subsidiary”), a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 159,258 square foot retail center consisting of four buildings known as Wedgewood Commons Shopping Center, located in Olive Branch, Mississippi. We purchased this property from SDC#1, LLC, an unaffiliated third party, for a purchase price of approximately $33.9 million, of which $30.5 million was funded at the initial closing. The purchase price excludes closing costs which we estimate will equal approximately $225,000. Spaces totaling 13,857 square feet are subject to earnout closings aggregating approximately $3.4 million, which includes: (i) the right to expand one of the four buildings by up to 10,838 square feet, which would increase the total retail square footage of the property to 170,096 square feet; and (ii) 3,019 square feet of existing vacant space which is currently subject to a lease pursuant to which the tenant will begin paying rent when they occupy the space, which we expect to occur in May 2014. More specifically, we may be required to pay the seller an aggregate amount equal to approximately $3.4 million based on tenants taking possession of their respective premises at the properties, opening for business and commencing to pay full rental payments as due under their respective leases. The seller had entered into an agreement with IREA which IREA assigned to us at closing. The property is also shadow anchored by a Target “P Fresh” store that we did not acquire and will not own.

We funded the purchase price at closing with proceeds from our offering and loan proceeds. We expect to pay our Business Manager an acquisition fee of approximately $458,000 for the initial closing and up to $51,000 for the earnout closings, based on a maximum purchase price of approximately $33.9 million. We expect to fund the acquisition fee from offering proceeds. The capitalization rate for this property was approximately 7.02%.

Among the items we considered in determining whether to acquire the Wedgewood Commons Shopping Center included, but were not limited to, the following:

•	The property is shadow anchored by a Target “P Fresh” store. We did not acquire and will not own the shadow space.
•	The property includes the right to build out an existing building on the property for an additional 10,838 square feet of leasable space.
•	The property is 100% leased and 98% occupied as of the date of this supplement.
•	We believe the property is well situated in Olive Branch, Mississippi. Olive Branch is part of the Memphis Tennessee Statistical Metropolitan Area and is considered a southeastern suburb of Memphis. Within a five mile radius, from 2000 to 2010, Olive Branch had a population growth rate of 82.17%, and in 2013 the estimated average household income for residents of Olive Branch equaled $68,896. We believe that much of Olive Branch’s growth has been attributed to the large exodus of middle class families from the central Memphis area. Wedgewood Commons Shopping Center is located on Goodman Road, a major thoroughfare in the area.
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As of December 23, 2013, Wedgewood Commons Shopping Center was 98% occupied and 100% leased to 27 and 28 tenants, respectively. The weighted-average remaining lease term for the tenants occupying the property is approximately eight years. The major tenants of the property are TJ Maxx, Home Goods, Michaels, Rack Room Shoes, AT&T, TCBY, GNC and Sports Clips. There are four tenants occupying greater than 10% of the total gross leasable area of the property. TJ Maxx, a department store, leases 24,000 square feet, or 15.1% of the total gross leasable area of the property, and pays annual base rent of $216,000, or 9.7% of total annual base rent of the property. Home Goods, a discount home goods store, leases 24,000 square feet, or 15.1% of the total gross leasable area and pays $240,000, or 10.8% of total annual base rent of the property. Ross, a discount department store, leases 22,000 square feet, or 13.8% of the gross leasable area of the property and pays annual base rent of $231,000, or 10.4% of total annual base rent of the property. Michaels, an arts and crafts store, leases 21,360 square feet, or 13.4% of the total gross leasable area of the property and pays $256,320, or 11.5% of total annual base rent of the property.

In connection with the acquisition, we obtained a 12-month master tenant rent obligation associated with 15 defined small shop retail spaces that are currently occupying 38,720 aggregate square feet of leasable space at the property. The agreement requires the seller to pay us for any uncollected rental obligations that one of these small shops fails to pay during this 12-month period.

The acquisition is subject to an earnout component to the purchase price, meaning we did not pay approximately $3.4 million of the purchase price of the property at closing, although we will own the entire property. We will become obligated to pay approximately $743,000 of this contingent portion of the purchase price when the 3,019 square feet of existing vacant space, which is currently subject to a lease, is occupied by the tenant and the tenant begins paying rent. We will become obligated to pay up to approximately $2.66 million of this contingent portion of the purchase price, no later than August 2016, if one of the four buildings is expanded, occupied and leased within the time limits and parameters as defined in the agreements. The earnout payment is calculated based on a predetermined base rent divider. If at the end of the time period, either earnout space is not leased, occupied and rent producing, we would have no further obligation to pay any additional purchase price consideration with respect to each space and would retain ownership of the entire property. The total consideration which may be earned by the seller is subject to final determination and the total amount is included in the purchase price disclosed above.

In conjunction with the provisions of the earnout agreement, the Seller may construct, at the Seller’s expense, an addition to an existing building to accommodate a future tenant. As security to the Seller for the costs of constructing the addition, we would be required to deposit money with an unrelated third party escrow agent (“agent”) equal to the amount of actual costs incurred by the Seller. Upon completion and occupancy of the additional space, we would be required to fund the difference between the earnout amount and the amounts previously deposited with the agent. The agent may disburse the earnout funds to the Seller pursuant to provisions of the agreements between the Seller and us, as defined.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2014 through 2023, and the approximate rentable square feet represented by the applicable lease expirations, at the property. The schedule includes one lease whose lease commencement date does not begin until 2014.

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Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2014	2	3,584	32,395	1.43%
2015	3	6,549	81,362	3.70%
2016	3	6,563	86,460	4.12%
2017	2	4,649	52,301	2.64%
2018	4	7,841	114,231	6.08%
2019	3	10,317	94,644	5.67%
2020	0	-	-	-
2021	1	3,590	24,681	1.64%
2022	2	27,619	148,356	11.06%
2023	7	83,024	372,283	73.59%

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2012	72.3%	$13.38
2011	89.9%	$18.57
2010	82.4%	$19.05
2009	66.1%	$20.27
2008	28.4%	$23.28

*Total building square footage was 153,276 at December 31, 2012, and 28,677 for the years ended December 31, 2008 thru December 31, 2011, respectively.

We believe that the property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are twenty-two competitive shopping centers located within approximately three miles of the property.

Real estate taxes assessed for the fiscal year ended December 31, 2013 were approximately $243,590. The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of 13.32%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively. We expect to conduct a cost segregation study on this property.

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Financing Transactions

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets – Financing Transactions,” which begins on page 61of Supplement No.11.

On November 22, 2013, the Olive Branch Subsidiary entered into a loan in an aggregate principal amount equal to approximately $16.9 million from Bank of American, N.A. The loan is secured by first mortgage on the Wedgewood Commons Shopping Center. At closing $15.3 million was funded under the loan. The unfunded portion of the loan will be funded with the earnout closings as disclosed above, subject to parameters set forth in the agreements.

The loan bears interest at a variable rate that will not exceed the British Bankers Association LIBOR rate, calculated daily, plus 1.90% per annum. The effective annual interest rate as of the date of this supplement is 2.07% per annum. The loan matures on December 23, 2018. The loan requires the Olive Branch Subsidiary to make monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due. Subject to satisfying certain conditions, as set forth in the loan documents, the Olive Branch Subsidiary may prepay all or a portion of the loan, without any prepayment premium, and obtain the release of the property and the related obligations under the loan documents. Provided no principal payments are made during the term of the loan and that the entire principal amount is borrowed, approximately $16.9 million will be due and payable at the maturity date.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties. The loan documents also contain various customary events of default, including the non-payment of principal or interest, any default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events. If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender. In the event of a default, the Olive Branch Subsidiary will be required to pay a default interest rate equal 3.00% per annum above the current rate.

The loan is non-recourse to us and the Olive Branch Subsidiary, with certain exceptions for borrower bankruptcy. We have guaranteed the obligations or liabilities of the Olive Branch Subsidiary to lender for any losses, costs or damages arising out of or in connection with any fraud or intentional material misrepresentation of the Olive Brach Subsidiary, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

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PLAN OF DISTRIBUTION

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of December 26, 2013.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	6,395,834.271	62,926,909	5,327,118	57,599,791

Shares sold pursuant to our distribution reinvestment plan:	50,634.574	481,028	–	481,028

Shares purchased pursuant to our share repurchase program:	–	–	–	–
Total:	6,466,468.845	63,607,937	5,327,118	58,280,819
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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